

December 19, 2023

Frank Lanuto
Chief Financial Officer
Stagwell Inc.
One World Trade Center, Floor 65
New York, NY 10007

      Re: Stagwell Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          File No. 001-13718

Dear Frank Lanuto:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Consolidated Results of Operations
Net Revenue, page 47

1.   Please clarify for us in further detail what the Net Acquisitions (Divestitures) and the organic revenue growth/decline change components represent and how they are calculated. If helpful, please provide a numerical example of the calculations.

Notes to Consolidated Financial Statements
20. Segment Information, page 113

2.   Given you generated approximately 17.5% of your total revenues outside of the United States in 2022 and maintain office space in Africa, Europe, Asia, South America, and Australia, please tell us your consideration of providing long-lived assets geographic

information in accordance with ASC 280-10-50-41, or revise. If providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aamira Chaudhry at 202-551-3389 or Stephen Kim at 202-551-3291 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services